ANIMAS RESOURCES LTD.

410 - 325 Howe Street
Vancouver, B.C.  V6C 1Z7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Animas Resources Ltd. (the “Company”) will be held at the Company’s offices, located at 410 - 325 Howe Street, Vancouver, British Columbia, on Friday, May 31, 2013 at 2:00 p.m. (Vancouver, British Columbia time).  At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2012, together with the auditor’s report thereon, and consider resolutions to:

1.

elect directors for the ensuing year;

2.

appoint De Visser Gray LLP, Chartered Accountants, as auditor of the Company for the ensuing year;

3.

authorize the directors to determine the remuneration to be paid to the auditor;

4.

confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5.

transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 2:00 p.m. (Vancouver, British Columbia time) on Wednesday, May 29, 2013 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on Thursday, April 18, 2013 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 18th day of April, 2013.

ON BEHALF OF THE BOARD

“John R. Wilson”

John R. Wilson

President and Chief Executive Officer